                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 3 TO RESTATEMENT)


                         NORTH PITTSBURGH SYSTEMS, INC.
                         ------------------------------
                                (NAME OF ISSUER)



                    COMMON STOCK, PAR VALUE $.15625 PER SHARE
                    -----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   661564-10-4
                                   -----------
                                 (CUSIP NUMBER)


                   KIRBY J. CAMPBELL, EXECUTIVE VICE PRESIDENT
                                  AND TREASURER
                            ARMSTRONG UTILITIES, INC.
                               ONE ARMSTRONG PLACE
                           BUTLER, PENNSYLVANIA 16001
                                 (724) 283-0925
                -------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                      NONE
                          -----------------------------
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)



IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SS.SS.240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g), CHECK THE FOLLOWING BOX [ ].

CUSIP No. 661564-10-4
          -----------

--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

    NPT Holdings, LLC
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    [ ]
    (b)    [X]
--------------------------------------------------------------------------------
3)  SEC Use Only
                ----------------------------------------------------------------
--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)    WC
                                      ------------------------------------------
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)   [ ]
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization       Delaware
                                        ----------------------------------------
--------------------------------------------------------------------------------
                        7)  Sole Voting Power   914,665
                                             -----------------------------------
Number of Shares        8)  Shared Voting Power
Beneficially Owned                             ---------------------------------
by Each Reporting       9)  Sole Dispositive Power     914,665
Person With                                       ------------------------------
                        10) Shared Dispositive Power
                                                    ----------------------------
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    914,665
                                                                ----------------
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)     [ ]
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)    6.10%
                                                      --------------------------
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)        OO
                                              ----------------------------------

CUSIP No. 661564-10-4
          -----------

--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

    Armstrong Holdings, Inc.
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    [ ]
    (b)    [X]
--------------------------------------------------------------------------------
3)  SEC Use Only
                ----------------------------------------------------------------
--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)    WC
                                      ------------------------------------------
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)   [ ]
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization       Delaware
                                        ----------------------------------------
--------------------------------------------------------------------------------
                        7)  Sole Voting Power   297,996
                                             -----------------------------------
Number of Shares        8)  Shared Voting Power
Beneficially Owned                             ---------------------------------
by Each Reporting       9)  Sole Dispositive Power     297,996
Person With                                       ------------------------------
                        10) Shared Dispositive Power
                                                    ----------------------------
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    297,996
                                                                ----------------
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)     [ ]
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)    1.99%
                                                      --------------------------
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)        CO
                                              ----------------------------------

CUSIP No. 661564-10-4
          -----------

--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

    Jay L. Sedwick
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    [ ]
    (b)    [X]
--------------------------------------------------------------------------------
3)  SEC Use Only
                ----------------------------------------------------------------
--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)    PF
                                      ------------------------------------------
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)   [ ]
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization       USA
                                        ----------------------------------------
--------------------------------------------------------------------------------
                        7)  Sole Voting Power   42,822
                                             -----------------------------------
Number of Shares        8)  Shared Voting Power    356,785
Beneficially Owned                             ---------------------------------
by Each Reporting       9)  Sole Dispositive Power     42,822
Person With                                       ------------------------------
                        10) Shared Dispositive Power   356,785
                                                    ----------------------------
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    399,607
                                                                ----------------
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)     [ ]
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)    2.66%
                                                      --------------------------
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)        IN
                                              ----------------------------------

CUSIP No. 661564-10-4
          -----------

--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

     Linda L. Sedwick
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    [ ]
    (b)    [X]
--------------------------------------------------------------------------------
3)  SEC Use Only
                ----------------------------------------------------------------
--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)    PF
                                      ------------------------------------------
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)   [ ]
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization       USA
                                        ----------------------------------------
--------------------------------------------------------------------------------
                        7)  Sole Voting Power
                                             -----------------------------------
Number of Shares        8)  Shared Voting Power    2,676
Beneficially Owned                             ---------------------------------
by Each Reporting       9)  Sole Dispositive Power
Person With                                       ------------------------------
                        10) Shared Dispositive Power   2,676
                                                    ----------------------------
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    2,676
                                                                ----------------
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)     [ ]
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)    less than 0.1%
                                                      --------------------------
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)        IN
                                              ----------------------------------

CUSIP No. 661564-10-4
          -----------

--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

     Cyd K. Johnston
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    [ ]
    (b)    [X]
--------------------------------------------------------------------------------
3)  SEC Use Only
                ----------------------------------------------------------------
--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)    PF
                                      ------------------------------------------
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)   [ ]
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization       USA
                                        ----------------------------------------
--------------------------------------------------------------------------------
                        7)  Sole Voting Power   3,450
                                             -----------------------------------
Number of Shares        8)  Shared Voting Power    2,676
Beneficially Owned                             ---------------------------------
by Each Reporting       9)  Sole Dispositive Power   3,450
Person With                                       ------------------------------
                        10) Shared Dispositive Power   2,676
                                                    ----------------------------
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    6,126
                                                                ----------------
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)     [ ]
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)    less than 0.1%
                                                      --------------------------
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)        IN
                                              ----------------------------------

CUSIP No. 661564-10-4
          -----------

--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

     Kirby J. Campbell
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    [ ]
    (b)    [X]
--------------------------------------------------------------------------------
3)  SEC Use Only
                ----------------------------------------------------------------
--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)    PF
                                      ------------------------------------------
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)   [ ]
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization       USA
                                        ----------------------------------------
--------------------------------------------------------------------------------
                        7)  Sole Voting Power
                                             -----------------------------------
Number of Shares        8)  Shared Voting Power    1,334,758
Beneficially Owned                             ---------------------------------
by Each Reporting       9)  Sole Dispositive Power
Person With                                       ------------------------------
                        10) Shared Dispositive Power   1,334,758
                                                    ----------------------------
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    1,334,758
                                                                ----------------
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)     [ ]
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)    8.90%
                                                      --------------------------
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)        IN
                                              ----------------------------------

CUSIP No. 661564-10-4
          -----------

--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

     Ellen Kaye Campbell
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    [ ]
    (b)    [X]
--------------------------------------------------------------------------------
3)  SEC Use Only
                ----------------------------------------------------------------
--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)    PF
                                      ------------------------------------------
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)   [ ]
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization       USA
                                        ----------------------------------------
--------------------------------------------------------------------------------
                        7)  Sole Voting Power
                                             -----------------------------------
Number of Shares        8)  Shared Voting Power    10,600
Beneficially Owned                             ---------------------------------
by Each Reporting       9)  Sole Dispositive Power
Person With                                       ------------------------------
                        10) Shared Dispositive Power   10,600
                                                    ----------------------------
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    10,600
                                                                ----------------
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)     [ ]
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)    less than 0.1%
                                                      --------------------------
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)        IN
                                              ----------------------------------

CUSIP No. 661564-10-4
          -----------

--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

     William C. Stewart
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    [ ]
    (b)    [X]
--------------------------------------------------------------------------------
3)  SEC Use Only
                ----------------------------------------------------------------
--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)    PF
                                      ------------------------------------------
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)   [ ]
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization       USA
                                        ----------------------------------------
--------------------------------------------------------------------------------
                        7)  Sole Voting Power
                                             -----------------------------------
Number of Shares        8)  Shared Voting Power    356,809
Beneficially Owned                             ---------------------------------
by Each Reporting       9)  Sole Dispositive Power
Person With                                       ------------------------------
                        10) Shared Dispositive Power   356,809
                                                    ----------------------------
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    356,809
                                                                ----------------
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)     [ ]
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)    2.38%
                                                      --------------------------
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)        IN
                                              ----------------------------------

CUSIP No. 661564-10-4
          -----------

--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

     Gay O. Stewart
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    [ ]
    (b)    [X]
--------------------------------------------------------------------------------
3)  SEC Use Only
                ----------------------------------------------------------------
--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)    PF
                                      ------------------------------------------
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)   [ ]
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization       USA
                                        ----------------------------------------
--------------------------------------------------------------------------------
                        7)  Sole Voting Power   5,000
                                             -----------------------------------
Number of Shares        8)  Shared Voting Power    3,100
Beneficially Owned                             ---------------------------------
by Each Reporting       9)  Sole Dispositive Power   5,000
Person With                                       ------------------------------
                        10) Shared Dispositive Power   3,100
                                                    ----------------------------
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    8,100
                                                                ----------------
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)     [ ]
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)    less than 0.1%
                                                      --------------------------
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)        IN
                                              ----------------------------------

CUSIP No. 661564-10-4
          -----------

--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

     Sedwick Foundation
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    [ ]
    (b)    [X]
--------------------------------------------------------------------------------
3)  SEC Use Only
                ----------------------------------------------------------------
--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)    OO
                                      ------------------------------------------
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)   [ ]
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization       Pennsylvania
                                        ----------------------------------------
--------------------------------------------------------------------------------
                        7)  Sole Voting Power   55,713
                                             -----------------------------------
Number of Shares        8)  Shared Voting Power
Beneficially Owned                             ---------------------------------
by Each Reporting       9)  Sole Dispositive Power   55,713
Person With                                       ------------------------------
                        10) Shared Dispositive Power
                                                    ----------------------------
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    55,713
                                                                ----------------
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)     [ ]
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)    0.37%
                                                      --------------------------
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)        OO
                                              ----------------------------------

CUSIP No. 661564-10-4
          -----------

--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

     Dru A. Sedwick
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    [ ]
    (b)    [X]
--------------------------------------------------------------------------------
3)  SEC Use Only
                ----------------------------------------------------------------
--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)    PF
                                      ------------------------------------------
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)   [ ]
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization       USA
                                        ----------------------------------------
--------------------------------------------------------------------------------
                        7)  Sole Voting Power   35,523
                                             -----------------------------------
Number of Shares        8)  Shared Voting Power    1,236,594
Beneficially Owned                             ---------------------------------
by Each Reporting       9)  Sole Dispositive Power   35,523
Person With                                       ------------------------------
                        10) Shared Dispositive Power   1,236,594
                                                    ----------------------------
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    1,272,117
                                                                ----------------
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)     [ ]
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)    8.48%
                                                      --------------------------
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)        IN
                                              ----------------------------------

CUSIP No. 661564-10-4
          -----------

--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

     Jud L. Sedwick Family Trust No. 2
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    [ ]
    (b)    [X]
--------------------------------------------------------------------------------
3)  SEC Use Only
                ----------------------------------------------------------------
--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)    PF
                                      ------------------------------------------
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)   [ ]
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization
                                        ----------------------------------------
--------------------------------------------------------------------------------
                        7)  Sole Voting Power   400
                                             -----------------------------------
Number of Shares        8)  Shared Voting Power
Beneficially Owned                             ---------------------------------
by Each Reporting       9)  Sole Dispositive Power   400
Person With                                       ------------------------------
                        10) Shared Dispositive Power
                                                    ----------------------------
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    400
                                                                ----------------
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)     [ ]
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)    less than 0.1%
                                                      --------------------------
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)        OO
                                              ----------------------------------

CUSIP No. 661564-10-4
          -----------

--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

     Jay L. Sedwick 1998 Trust
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    [ ]
    (b)    [X]
--------------------------------------------------------------------------------
3)  SEC Use Only
                ----------------------------------------------------------------
--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)    OO
                                      ------------------------------------------
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)   [ ]
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization
                                        ----------------------------------------
--------------------------------------------------------------------------------
                        7)  Sole Voting Power   21,257
                                             -----------------------------------
Number of Shares        8)  Shared Voting Power
Beneficially Owned                             ---------------------------------
by Each Reporting       9)  Sole Dispositive Power   21,257
Person With                                       ------------------------------
                        10) Shared Dispositive Power
                                                    ----------------------------
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    21,257
                                                                ----------------
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)     [ ]
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)    0.14%
                                                      --------------------------
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)        OO
                                              ----------------------------------

CUSIP No. 661564-10-4
          -----------

--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

     Dru A. Sedwick 2001 Trust
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    [ ]
    (b)    [X]
--------------------------------------------------------------------------------
3)  SEC Use Only
                ----------------------------------------------------------------
--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)    OO
                                      ------------------------------------------
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)   [ ]
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization
                                        ----------------------------------------
--------------------------------------------------------------------------------
                        7)  Sole Voting Power   34,127
                                             -----------------------------------
Number of Shares        8)  Shared Voting Power
Beneficially Owned                             ---------------------------------
by Each Reporting       9)  Sole Dispositive Power   34,127
Person With                                       ------------------------------
                        10) Shared Dispositive Power
                                                    ----------------------------
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    34,127
                                                                ----------------
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)     [ ]
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)    0.23%
                                                      --------------------------
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)        OO
                                              ----------------------------------

CUSIP No. 661564-10-4
          -----------

--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

     Oak Trail Associates, L.P.
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    [ ]
    (b)    [X]
--------------------------------------------------------------------------------
3)  SEC Use Only
                ----------------------------------------------------------------
--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)    PF
                                      ------------------------------------------
--------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)   [ ]
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization       PA
                                        ----------------------------------------
--------------------------------------------------------------------------------
                        7)  Sole Voting Power   2,676
                                             -----------------------------------
Number of Shares        8)  Shared Voting Power
Beneficially Owned                             ---------------------------------
by Each Reporting       9)  Sole Dispositive Power   2,676
Person With                                       ------------------------------
                        10) Shared Dispositive Power
                                                    ----------------------------
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    2,676
                                                                ----------------
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)     [ ]
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)    less than 0.1%
                                                      --------------------------
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)        PN
                                              ----------------------------------

                             INTRODUCTORY STATEMENT

     This Amendment No. 3 to the Restatement of Schedule 13D is being filed by the Reporting Persons identified in Item 2 hereof (collectively, the "Reporting Persons") for the sole purpose of correcting and amending certain information set forth in Amendment No. 2 to the Restatement of Schedule 13D as it related to Oak Trail Associates, L.P. and its general partners.

     Item 1. SECURITY AND ISSUER.

     This statement relates to shares of common stock, par value $.15625 per share, of North Pittsburgh Systems, Inc. (the "Issuer"), 4008 Gibsonia Road, Gibsonia, Pennsylvania 15044-9311 (hereinafter referred to as the "Common Stock").

     Item 2. IDENTITY AND BACKGROUND.

     NPT HOLDINGS, LLC is a Delaware limited liability company. Its principal business is acting as a holding company. The address of its principal business is 3411 Silverside Road, 103 Springer Building, Wilmington, Delaware 19810. The Authorized Persons (officers) of NPT Holdings are Kirby J. Campbell, Dru A. Sedwick and Bryan Cipoletti. Armstrong Utilities, Inc. is the sole member (owner) of NPT Holdings, LLC. Information concerning the identity and background of the executive officers and directors of Armstrong Utilities, Inc. is set forth below in this Item 2 under the names of such persons.

     ARMSTRONG UTILITIES, INC. is a Pennsylvania corporation. Its principal business is providing cable television services to locations in Maryland, Ohio, Pennsylvania, Kentucky and West Virginia. The address of its principal business is One Armstrong Place, Butler, Pennsylvania 16001. The executive officers and directors of Armstrong Utilities, Inc. are as follows:

     Jay L. Sedwick            Chairman of the Board and Director
     William C. Stewart        CEO and Director
     Kirby J. Campbell         Executive Vice President, Treasurer and Director
     Dru A. Sedwick            Senior Vice President, Secretary and Director

Armstrong Holdings, Inc., a Delaware corporation, owns 100% of the issued and outstanding capital stock of Armstrong Utilities, Inc. Information concerning the identity and background of the executive officers and directors of Armstrong Holdings, Inc. is set forth below in this Item 2 under the names of such persons.

     ARMSTRONG HOLDINGS, INC. is a Delaware corporation. Its principal business is acting as a holding company. The address of its executive offices is One Armstrong Place, Butler, Pennsylvania 16001. The executive officers and directors of Armstrong Holdings, Inc. are as follows:

     Jay L. Sedwick              Chairman and Director
     William C. Stewart          Secretary and Director
     Kirby J. Campbell           CEO, CFO, Treasurer and Director
     Dru A. Sedwick              President and Director
     Bryan Cipoletti             Vice President of Finance

     Information concerning the identity and background of the executive officers and directors of Armstrong Holdings, Inc. is set forth below in this
Item 2 under the names of such persons.

     JAY L. SEDWICK AND LINDA L. SEDWICK, husband and wife, are citizens of the United States whose business address is One Armstrong Place, Butler, Pennsylvania 16001. Jay L. Sedwick's present principal occupation or employment is Chairman of the Board and Director of Armstrong Utilities, Inc. and Armstrong Holdings, Inc. Linda L. Sedwick's present principal occupation or employment is housewife.

     CYD K. JOHNSTON is a citizen of the United States whose business address is One Armstrong Place, Butler, Pennsylvania 16001. Her present principal occupation or employment is housewife.

     KIRBY J. CAMPBELL AND ELLEN KAYE CAMPBELL, husband and wife, are citizens of the United States whose business address is One Armstrong Place, Butler, Pennsylvania 16001. Mr. Campbell's present principal occupation or employment is Chief Executive Officer, Chief Financial Officer, Treasurer and Director of Armstrong Holdings, Inc. and of a group of affiliated companies. Mrs. Campbell's present principal occupation or employment is housewife.

     WILLIAM C. STEWART AND GAY O. STEWART, husband and wife, are citizens of the United States whose business address is One Armstrong Place, Butler,

Pennsylvania 16001. Mr. Stewart's present principal occupation or employment is Chief Executive Officer and Director of Armstrong Utilities, Inc. Mrs. Stewart's present principal occupation or employment is housewife.

     DRU A. SEDWICK is a citizen of the United States whose business address is One Armstrong Place, Butler, Pennsylvania 16001. Dru A. Sedwick's present principal occupation or employment is President and Director of Armstrong Holdings, Inc. and Senior Vice President, Secretary and Director of Armstrong Utilities, Inc.

     SEDWICK FOUNDATION (the "Trust") was created by a Trust Agreement dated September 15, 1986. Jay L. Sedwick, William C. Stewart and Kirby J. Campbell, Trustees of the Trust, have voting and dispositive power over the shares of Common Stock owned by the Trust.

     JUD L. SEDWICK FAMILY TRUST NO. 2 (the "Family Trust") was created by a Trust Agreement dated June 25, 1993. Jay L. Sedwick and Kirby J. Campbell, Trustees of the Family Trust, have voting and dispositive power over the shares of the Common Stock owned by the Family Trust.

     JAY L. SEDWICK 1998 TRUST (the "1998 Trust") was created by a Trust Agreement dated December 18, 1998. Dru A. Sedwick, Kirby J. Campbell and William Robinson, Trustees of the 1998 Trust have voting and dispositive power over the shares of the Common Stock owned by the 1998 Trust.

     DRU A. SEDWICK 2001 TRUST (the "2001 Trust") was created by a Trust Agreement dated November 5, 2001. Kirby J. Campbell and William R. Robinson, Trustees of the 2001 Trust, have voting and dispositive power over the shares of Common Stock owned by the 2001 Trust.

     OAK TRAIL ASSOCIATES, L.P. is a Pennsylvania limited partnership (the "Partnership"). Jay L. Sedwick, Linda L. Sedwick, Dru A. Sedwick and Cyd K. Johnston are the general partners of the Partnership and they have voting and dispositive power over the shares of Common Stock owned by the Partnership.

     None of the above persons (hereinafter referred to collectively as the "Reporting Persons") has during the last five years (i) been convicted in a criminal proceeding or (ii) been a party to a civil or administrative proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since the filing of Amendment No. 1 to the Restatement to Schedule 13D relating to the Issuer, the source and amount of funds used in making the acquisitions of the Common Stock of the Issuer are as follows:

     (i) Armstrong Utilities, Inc. transferred 914,665 shares of Common Stock to NPT Holdings, LLC and 21,075 shares of Common Stock to the Sedwick Foundation.

     (ii) Jay L. and Linda L. Sedwick, as partners of Strand Investment Partners, L.P., transferred 21,257 shares of Common Stock to the Jay
           L. Sedwick 1998 Trust.

     (iii) By gift, Jay L. Sedwick received 55,672 shares of Common Stock from Ned Sedwick on October 15, 2001 and also received 4,434 shares of Common Stock from Strand Investment Partners, L.P. (for a total of 60,106 shares of Common Stock).

     (iv) By gift, Dru A. Sedwick received 100,000 shares of Common Stock from Ned Sedwick on October 15, 2001 of which he then subsequently transferred 34,127 shares of Common Stock to the Dru A. Sedwick 2001 Trust, 25,000 shares of Common Stock to Trudy L. Sedwick and 6,600 shares of Common Stock to other persons who are not deemed to be Reporting Persons for purposes hereof.

     (v) Jay L. and Linda L. Sedwick transferred 2,676 shares of Common Stock to Oak Trail Associates, L.P.

     Item 4. PURPOSE OF TRANSACTION. NO OTHER CHANGE.

     Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     The aggregate number of shares and percentages of the outstanding Common Stock of the Issuer beneficially owned by each Reporting Person as of the date hereof is as follows:

     NPT HOLDINGS, LLC beneficially owns 914,665 shares or 6.10% of the Common Stock outstanding. While the Authorized Persons of NPT Holdings LLC are listed below as sharing voting and dispositive power over such shares, it is considered that NPT Holdings, LLC has sole voting and dispositive power over such shares since the power shared by its Authorized Persons and sole member is identical with, rather than in addition to, the power possessed by NPT Holdings, LLC.

     ARMSTRONG HOLDINGS, INC. beneficially owns 297,996 shares or 1.99% of the Common Stock outstanding. While the President and directors of Armstrong Holdings, Inc. are listed below as sharing voting and dispositive power over such shares, it is considered that Armstrong Holdings, Inc. has sole voting and dispositive power over such shares since the power shared by its President, directors and sole shareholder is identical with, rather than in addition to, the power possessed by Armstrong Holdings, Inc.

     JAY L. SEDWICK beneficially owns 42,822 shares of Common Stock over which he has sole voting and dispositive power. As a director and Chairman of the Board of Armstrong Holdings, Inc., Jay L. Sedwick shares voting and dispositive power over 297,996 shares of Common Stock owned by Armstrong Holdings, Inc. The 399,607 shares beneficially owned by Jay L. Sedwick represent 2.66% of the Common Stock outstanding. Included in this number of shares is 55,713 shares of Common Stock held in the Sedwick Foundation over which Jay L. Sedwick, as a Trustee, has voting and dispositive power, 400 shares of Common Stock held in the Jud L. Sedwick Family Trust No. 2, over which Jay L. Sedwick, as a Trustee, has voting and dispositive power and 2,676 shares held in Oak Trail Associates, L.P. over which Jay L. Sedwick, Linda L. Sedwick, Dru A. Sedwick and Cyd K. Johnston, as the general partners, have voting and dispositive power.

     LINDA L. SEDWICK, as one of the general partners of Oak Trail Associates, L.P., has voting and dispositive power over 2,676 shares held by said partnership.

     CYD K. JOHNSTON beneficially owns 3,450 shares of Common Stock over which she has sole voting and dispositive power. As one of the general partners of Oak Trail Associates, L.P., Cyd K. Johnston has voting and dispositive power over 2,676 shares held by said partnership. The 6,126 shares beneficially owned by Cyd K. Johnston represent less than 0.1% of the Common Stock outstanding.

     KIRBY J. CAMPBELL AND ELLEN KAYE CAMPBELL share voting and dispositive power over 10,600 shares of Common Stock which they beneficially own as tenants by the entireties and, as a director and officer of Armstrong Holdings, Inc. and an officer of NPT Holdings, LLC, Kirby J. Campbell shares voting and dispositive power over 297,996 and 914,665 (1,212,661 total) shares of Common Stock of Armstrong Holdings, Inc. and NPT Holdings, LLC, respectively. The 1,334, 758 shares beneficially owned by Kirby J. Campbell represents 8.90% of the Common Stock outstanding. Included in this number of shares is 55,713 shares of Common Stock held in the Sedwick Foundation over which Kirby J. Campbell, as a Trustee, has voting and dispositive power, 400 shares of Common Stock held in the Jud L. Sedwick Family Trust No. 2, over which Kirby J. Campbell, as a Trustee, has voting and dispositive power, 21,257 shares of Common Stock held in the Jay L. Sedwick 1998 Trust over which Kirby J. Campbell, as a Trustee, has voting and dispositive power and 34,127 shares of Common Stock held in the Dru A. Sedwick 2001 Trust, over which Kirby J. Campbell, as a Trustee, has voting and dispositive power.

     WILLIAM C. STEWART AND GAY O. STEWART share voting and dispositive power over 3,100 shares of Common Stock which they beneficially own as tenants by the entireties. Gay O. Stewart beneficially owns 5,000 shares of Common Stock over which she has sole voting and dispositive power. As a director and Secretary of Armstrong Holdings, Inc., William C. Stewart shares voting and dispositive power over 297,996 shares of Common Stock of Armstrong Holdings, Inc. The 356,809 shares beneficially owned by William C. Stewart and the 5,000 shares beneficially owned by Gay O. Stewart represent 2.38% and less than 0.1%, respectively, of the Common Stock outstanding. Included in this number of shares is 55,713 shares of Common Stock held in the Sedwick Foundation over which William C. Stewart, as a Trustee, has voting and dispositive power.

     SEDWICK FOUNDATION (the "Trust") beneficially owns 55,713 shares of Common Stock over which Jay L. Sedwick, William C. Stewart and Kirby J. Campbell, as Trustees, have voting and dispositive power. Of these shares, 34,638 were gifted to the Trust by Jay L. Sedwick and Linda Sedwick and 21,075 were gifted to the Trust by NPT Holdings, LLC. The 55,713 shares beneficially owned by the Trust represent 0.37% of the Common Stock outstanding.

     DRU A. SEDWICK beneficially own 35,523 shares of Common Stock over which he has sole voting and dispositive power. As a director and President of Armstrong Holdings, Inc. and as an Authorized Person of NPT Holdings, LLC, Dru A. Sedwick shares voting and dispositive power over 297,996 and 914,665 (1,212,661 total) shares of Common Stock of Armstrong Holdings, Inc. and NPT Holdings, LLC, respectively. The 1,272,117 shares beneficially owned by Dru A. Sedwick represent 8.48% of the Common Stock outstanding. Included in this number of shares is 21,257 shares of Common Stock held in the Jay L. Sedwick 1998 Trust over which Dru A. Sedwick, as a Trustee, has voting and dispositive power and 2,676 shares of Common Stock held in Oak Trail Associates, L.P. over which Dru
A. Sedwick, as one of the general partners, has voting and dispositive power.

     JUD L. SEDWICK FAMILY TRUST NO. 2 (the "Family Trust") beneficially owns 400 shares of Common Stock over which Jay L. Sedwick and Kirby J. Campbell, as Trustees, have voting and dispositive power. The 400 shares beneficially owned by the Family Trust represent less than 0.1% of the Common Stock outstanding.

     JAY L. SEDWICK 1998 TRUST (the "1998 Trust") beneficially owns 21,257 shares of Common Stock over which Dru A. Sedwick, Kirby J. Campbell and William Robinson, as Trustees, have voting and dispositive power. The 21,257 shares beneficially owned by the 1998 Trust represent 0.14% of the Common Stock outstanding.

     DRU A. SEDWICK 2001 TRUST (the "2001 Trust") beneficially owns 34,127 shares of Common Stock over which Kirby J. Campbell and William R. Robinson, as Trustees, have voting and dispositive power. The 34,127 shares beneficially owned by the 2001 Trust represent 0.23% of the Common Stock outstanding.

     OAK TRAIL ASSOCIATES, L.P. (the "Partnership") beneficially owns 2,676 shares of Common Stock over which Jay L. Sedwick, Linda L. Sedwick, Dru A. Sedwick and Cyd K. Johnston, as the general partners, have voting and dispositive power. The 2,676 shares beneficially owned by the Partnership represent less than 0.1% of the Common Stock outstanding.

     No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock listed above except the Reporting Persons listed above as the beneficial owners of such shares.

     Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Persons, including Armstrong Utilities, Inc. ("Armstrong"), filed a Schedule 13D on March 23, 1981, ten amendments thereto at later dates (including a Restatement to Schedule 13D on December 10, 1996) and an Amendment No. 1 to said Restatement. The Schedule 13D filing identifies certain entities and individuals, including Jay L. Sedwick, Jr., Joy L. Moon, Jud D. Stewart, Trudy L. Sedwick, Kim D. Sedwick and Sharon L. Sedwick (husband and wife), and Dex R. Sedwick and Corrine Sedwick (husband and wife), as members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934. Jay L. Sedwick, Jr., Joy L. Moon, Jud D. Stewart, Trudy L. Sedwick, and Dex R. Sedwick and Corrine Sedwick, are acting and continue to act independently of the other Armstrong "group" members and are causing this Amendment No. 2 to Restatement of
Schedule 13D to be filed to clarify the fact they are not "group" members. Kim
D. Sedwick and Sharon L. Sedwick have sold all of their shares of Common Stock of the Issuer.

     In addition, due to the nature of the relationships among the Reporting Persons, it is inevitable that there may be some communication among the Reporting Persons with respect to their respective shares of Common Stock. It is also possible due to such relationships that at some future time two or more Reporting Persons may determine to act in concert with respect to their shares of Common Stock in pursuit of a common purpose. However, there is not at present, nor does any Reporting Person presently contemplate, any contract, arrangement or understanding between or among any two or more Reporting Persons or any Reporting Person and any other person to act in concert with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and no securities of the Issuer beneficially owned by any Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities. For the reasons stated in the preceding sentence, each Reporting Person disclaims any voting power, investment power or beneficial ownership over any shares of Common Stock beneficially owned by any other Reporting Person except as otherwise stated in Item 5, and each Reporting Person disclaims membership in any "group", as such term is defined in Rule 13d-5, with respect to any securities of the Issuer.

     Item 7. MATERIAL TO BE FILED AS EXHIBITS.

     The agreement of the Reporting Persons, not including the Dru A. Sedwick 2001 Trust, the Jay L. Sedwick 1998 Trust and Oak Trail Associates, L.P., who have previously reported holdings of the Common Stock, that this statement is filed on behalf of each of them is incorporated by reference under the caption "Signatures" on page 27 of Amendment No. 1 to Schedule 13D, on page 27 of Amendment No. 2 to Schedule 13D and on page 16 of Amendment No. 3 to Schedule 13D relating to the Issuer.

     The Schedule 13D of the Reporting Persons, in restated form incorporating the original Schedule 13D and all amendments thereto was filed as EXHIBIT 7.1 to Amendment No. 10 as required by Rule 101(a)(2)(ii) of Regulation S-T.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct, that I have no reason to believe that the information herein concerning the other persons is inaccurate and that I agree that this statement is to be filed on behalf of each of the persons, including myself.


Date:  February 28, 2003      /s/ Jay L. Sedwick
                              --------------------------------------------------
                              JAY L. SEDWICK, for himself, as Trustee of the
                              Sedwick Foundation, and as Attorney-in-Fact and
                              under Power of Attorney for Linda L. Sedwick,
                              Cyd K. Johnston, Kirby J. Campbell, Ellen Kaye
                              Campbell, William C. Stewart, Gay O. Stewart and
                              Dru A. Sedwick


                              NPT HOLDINGS, LLC


                              By: /s/ Kirby J. Campbell
                                  ----------------------------------------------
                              Title:  Authorized Person


                              ARMSTRONG HOLDINGS, INC.


                              By: /s/ Jay L. Sedwick
                                  ----------------------------------------------
                              Title:  Chairman of the Board


                              JUD L. SEDWICK FAMILY TRUST NO. 2


                              By: /s/ Jay L. Sedwick
                                  ----------------------------------------------
                              Title:  Trustee


                              By: /s/ Kirby J. Campbell
                                  ----------------------------------------------
                              Title:  Trustee

                              JAY L. SEDWICK 1998 TRUST


                              By: /s/ Kirby J. Campbell
                                  ----------------------------------------------
                              Title:  Trustee


                              By: /s/ Dru A. Sedwick
                                  ----------------------------------------------
                              Title:  Trustee


                              By: /s/ William Robinson
                                  ----------------------------------------------
                              Title:  Trustee


                              DRU A. SEDWICK 2001 TRUST


                              By: /s/ Kirby J. Campbell
                                  ----------------------------------------------
                              Title:  Trustee


                              By: /s/ William R. Robinson
                                  ----------------------------------------------
                              Title:  Trustee


                              OAK TRAIL ASSOCIATES, L.P.


                              By: /s/ Jay L. Sedwick
                                  ----------------------------------------------
                              Title:  General Partner


                              By: /s/ Linda L. Sedwick
                                  ----------------------------------------------
                              Title:  General Partner


                              By: /s/ Dru A. Sedwick
                                  ----------------------------------------------
                              Title:  General Partner

                              By: /s/ Cyd K. Johnston
                                  ----------------------------------------------
                              Title:  General Partner